September 25, 2008

Mr. Gus Rodriguez

Staff Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

450 Fifth Street N.W.

Stop 4-5

Washington, D.C. 20549

RE:	American Safety Insurance Holdings, Ltd.
Form 10-K for fiscal year ended December 31, 2007
and Form 10-Q for the quarter ended June 30, 2008
File No. 1-14795

Ladies and Gentlemen:

On behalf of American Safety Insurance Holdings, Ltd. (the “Company”), we are providing responses to the Staff’s comment letter dated August 29, 2008. The comments relate to the Company’s Form 10-K for the year ended December 31, 2007 and Form 10-Q for the quarter ended June 30, 2008. In this letter, references to “we” refer to the Company. To facilitate your review the Staff’s comments have been reproduced, with the Company’s responses following each comment.

Form 10-K for the Fiscal Year ended December 31, 2007

Financial Statements

Note 2 – Investments in fixed maturity investments, page 90

1. Please disclose the types of securities and the amounts that are guaranteed by third parties along with their credit rating with and without the guarantee from the third parties for all of the applicable securities. Please also disclose any significant concentration in a financial guarantor, including both direct exposure (i.e. investments in a guarantor) and indirect exposure (i.e. investments guaranteed by a guarantor).

Mr. Rodriguez

Sept. 25, 2008

Response:

As of December 31 2007, American Safety Insurance had approximately $900 thousand of asset backed securities issued by Americredit Auto Trust and Residential Asset Securities Corporation. These securities are not rated and were guaranteed by FSA, AMBAC and MBIA. We also had $6.9 million of taxable municipal securities which had an average individual rating of AA- by S&P and Aa3 by Moody. These securities were also guaranteed by AMBAC, FGIC, FSA and MBIA.

Of the $7.8 million securities mentioned above, $400 thousand was guaranteed by AMBAC, $2.7 million by FGIC, $2 million by FSA and $2.7 million by MBIA. We monitor the financial ratings of the guarantors. All had ratings at December 31 of AAA by S&P and Aaa by Moody. As of September 9, 2008, the ratings of the guarantors were as follows:

	S&P	Moody
AMBAC	AA	Aa3
FGIC	B1	BB
FSA	AAA	Aaa
MBIA	AA	A2

We do not have any direct exposure with any of the financial guarantors. We do not believe the guarantees are material to the overall portfolio or that additional disclosure is required.

Note 4 – Fair Value Measurements, page 93

2. You disclosed that fair values for fixed maturities are provided by outside consultants. It appears to be the case from the disclosure that the outside consultants determine fair value rather than management:

•	If this is not the case, please revise your disclosure to clarify.
•	In either case, please describe the techniques and disclose the assumptions used to determine fair value.

Further, while you are not required to indicate or infer that the outside consultants determine fair value, when you do, you must also disclose their names. If you include their names in or incorporate them by reference into a 1933 Securities Act filing, you will also need to include their consents.

Mr. Rodriguez

Sept. 25, 2008

Response:

In future filings we will revise our disclosure to state, “Fair value of the portfolio is determined by Management based upon available market prices or quotes from broker dealers.”

Form 10-Q for the quarter ended June 30, 2008

Note 3 – Investments, page 10

3. You have an investment in preferred stock with an estimated fair value of $4.9 million that includes an unrealized loss of $1.8 million or an amount equivalent to almost 27% of your initial investment. Given the extent to which the cost of this investment exceeds the market value and the continuing declines in the market value of this investment since the third quarter of 2007, please tell us the factors that you considered in determining that this investment is not impaired at June 30, 2008.

Response:

We monitor all of our investments for other than temporary impairments. The majority of the investments in preferred stock are in the financial sector. As a result of the current credit conditions and pressures in the financial sector, the price of the securities has decreased. We have the ability and intent to hold these securities until market conditions improve. At June 30, 2008, all of the preferred holdings continued to pay dividends and after analyzing the issuing companies, the Company concluded the investments were not other than temporarily impaired, based on the information available at that time.

Note 8 – Fair Value Measurements, page 17

4. You disclosed that you do not have any assets measured at fair value using significant unobservable inputs (Level 2) or significant unobservable inputs (Level 3). However, you have investments with an estimated fair value of $191.6 million in mortgage-backed securities. Please disclose the amount of agency versus non-agency mortgage-backed securities. Based on the low volume and illiquidity in many mortgage-backed securities in recent months, please tell us the factors that support classifying each of your agency and non-agency mortgage-backed securities as Level 1 inputs. Also, with respect to your fixed maturity investments, tell us the factors that support classifying them as Level 1 considering comment two above.

Response:

The $191.6 million disclosed as mortgage-backed securities is composed of $156.9 million of mortgage-backed securities issued by agencies, $50.9 million by FHLMC, $94 million by FNMA and $12 million by GNMA. We also held $13.8 million of commercial mortgage backed securities and $20.9 million of asset backed securities.  As of June 30, 2008, trading in these securities remained liquid.

Mr. Rodriguez

Sept. 25, 2008

Per your request, the company acknowledges that:

1.	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
2.	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
3.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

Should the Staff have any questions about any of the Company’s responses or have additional comments, please feel free to contact me.

Sincerely,

William C. Tepe

Chief Financial Officer

770-485-4373